UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13G


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
          RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                   FILED PURSUANT TO 13d-2(b)

                       (Amendment No. _)*


                    Willis Lease Finance Corp
                        (Name of Issuer)


                   Common Stock, no par value
                 (Title of Class of Securities)


                            970646105
                         (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  1   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Benson Associates, LLC
      Federal ID No.  91-1797260
----- -----------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a) [-]
                                                  (b) [x]
----- -----------------------------------------------------------------
  3   SEC USE ONLY



----- -----------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon

------------------- ----- ---------------------------------------------
                      5   SOLE VOTING POWER

   NUMBER OF                  694,759
                    ----- ---------------------------------------------
     SHARES           6   SHARED VOTING POWER

  BENEFICIALLY                -0-
                    ----- ---------------------------------------------
  OWNED BY EACH       7   SOLE DISPOSITIVE POWER

    REPORTING                 694,759
                    ----- ---------------------------------------------
   PERSON WITH        8   SHARED DISPOSITIVE POWER

                              -0-
----- -----------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      694,759

----- -----------------------------------------------------------------
 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      Not applicable

----- -----------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.39%

----- -----------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      IA

----- -----------------------------------------------------------------

Item 1(a)  Name of Issuer:  Willis Lease Finance Corp

Item 1(b)  Address of Issuer's Principal Executive Offices:
                               2320 Marinship Way, Ste 300
                               Sausalito, California  94965


Item 2(a)  Name of Person Filing:  Benson Associates, LLC

Item 2(b)  Address of Principal Business Office or, if none, Residence:
                               111 S.W. Fifth Avenue, Suite 2130
                               Portland, Oregon  97204

Item 2(c)  Citizenship:  Oregon

Item 2(d)  Title of Class of Securities:  Common Stock, no par value

Item 2(e)  CUSIP Number:  970646105


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           (e) x Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 --


Item 4     Ownership

           The following information is as of December 31, 1999:

           (a)  Amount Beneficially Owned:  694,759

           (b)  Percent of Class:  9.39%

           (c)  Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote:  694,759

                (ii) Shared power to vote or to direct the vote:  None

                (iii) Sole power to dispose or to direct the disposition
                      of:  694,759

                (iv) Shared power to dispose or to direct the
                     disposition of:  None


Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Benson Associates LLC have the right to receive dividends from or the proceeds of the sale of the listed security. No such right to receive proceeds or dividends relates to more than 5 percent of the class.


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not applicable


Item 8     Identification and Classification of Members of the Group:

           Not applicable


Item 9     Notice of Dissolution of Group:

           Not applicable


Item 10    Certification:

           By signing below the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Benson Associates, LLC hereby disclaims beneficial ownership of the securities held by it in a fiduciary capacity as set forth in this
Schedule 13G.

                              February 14, 2000
                                  (Date)

                              BENSON ASSOCIATES, LLC

                              By  /s/ Mark D. Cooper
                                  Member



     ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC 1001).